UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  May 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes     ☐ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

Pursuant to the License Agreement, dated April 10, 2009, by and between Rosetta Genomics Ltd. (“Rosetta”) and Prometheus Laboratories Inc. (“Prometheus”) (the “License Agreement”), the parties were to implement a development program relating to further development of the diagnostic tests licensed under the License Agreement and development of additional diagnostic tests.  The parties have engaged in negotiations regarding the development plan for the development program but are in disagreement with respect to the scope and funding of the development plan as required by the License Agreement.  Rosetta has waived a provision under the License Agreement requiring informal resolution of disputes under the agreement before arbitration proceedings may be initiated and Rosetta has received notice that Prometheus has initiated arbitration proceedings to resolve the disagreements.  Rosetta has also delivered a notice to Prometheus that Prometheus is in material breach of the License Agreement.  The notice states that Prometheus is in breach of the License Agreement for failure to comply with terms relating to the implementation and funding of the development program and for failure to use commercially reasonable efforts to commercialize the three miRview diagnostic tests that were licensed to Prometheus under the License Agreement.  In response, Prometheus has issued notices to Rosetta denying the allegations of breach and alleging that Rosetta made material misrepresentations in the Stock Purchase Agreement, dated April 10, 2009, between Rosetta and Prometheus and demanding rescission of the securities purchased by Prometheus under the Stock Purchase Agreement.  Rosetta believes that these allegations are completely without merit and intends to vigorously defend against them.  Rosetta intends to continue to negotiate with Prometheus and is hopeful that an amicable resolution to these matters can be achieved.  However, if agreement cannot be reached, Rosetta intends to fully assert its rights under the License Agreement, including potentially seeking termination of the agreement, to ensure that U.S. patients and clinicians will benefit to the fullest extent possible from Rosetta’s diagnostic tests and technologies.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: May 13, 2010	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller VP Finance